[DANIEL P. CONNEALY LETTERHEAD]

February 20, 2013

VIA EDGAR, FEDERAL EXPRESS AND ELECTRONIC MAIL

Mr. Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waddell & Reed Financial, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 2, 2012
File No. 001-13913

Dear Mr. Vaughn:

In response to our telephone conversation with you on February 19, 2013, please find below our supplemental response to comment #2 of the November 28, 2012 letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) following its review of the above-referenced filings.  This supplemental response is in addition to the Company’s original response letter to the Staff dated December 31, 2012 and subsequent response letter dated February 13, 2013.  Our original responses to the below comment from the Staff contained requests for confidential treatment of certain information provided therein and are not repeated herein.

The Staff’s comment, indicated in bold, is followed by the Company’s supplemental response, including the proposed enhanced disclosure.

Form 10-Q for the period Ended September 30, 2012

Notes to the Consolidated Financial Statements

Note 6 — Goodwill and Identifiable Intangible Assets, page 13

1.             You disclose here that the sale of Legend resulted in goodwill impairment of $42.5 million during the third quarter of 2012. On page 29 of your Form 10-Q for the periods ended June 30, 2012, you disclose that the annual impairment testing completed during the second quarter of 2012 indicated that goodwill was not impaired, and that the goodwill allocated to Legend exceeded its carrying value by 40%.  Please address the following related to this impairment:

•                  [Intentionally omitted].

•                  [Intentionally omitted].

•                  Identify to us and consider disclosing in future filings any events or trends that Legend experienced during the intervening period from the date of your annual goodwill testing through the date of your definitive agreement to sell Legend.

•                  Absent any significant intervening events or trends, tell us in detail and discuss in your future filings why you elected to sell Legend at such a substantial loss if your internal estimates of fair value had indicated the business was worth 40% more than its carrying value in the previous quarter.

Supplemental Response:

The Company will revise its footnote disclosure regarding goodwill and identifiable intangible assets in our Annual Report on Form 10-K for the year ended December 31, 2012 to incorporate language addressing events and trends that Legend experienced following the date of our annual impairment analysis that resulted in the Company electing to sell Legend for an amount less than the fair value utilized in such annual impairment analysis, similar to the following:

“As of June 30, 2012, the Company’s annual impairment test indicated that the fair value of the Legend reporting unit exceeded its carrying value, which resulted in no goodwill impairment.  During preliminary due diligence conducted in the third quarter regarding a possible sale of Legend, several significant issues arose regarding executive leadership, advisor retention and employee morale.  As due diligence discussions progressed into formal negotiations throughout the third quarter, the Company’s concerns regarding these matters escalated, the depth and consequence of which led us to determine that a change in the strategic direction of Legend was necessary, and as a result, the Company decided to move forward with a sale of Legend at a price lower than the fair value utilized in the annual impairment analysis in the second quarter.  During the third quarter of 2012, $42.4 million of goodwill related to Legend was written down and is included in the loss from discontinued operations in the statement of income.”

Pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s supplemental response to the Staff’s comment set forth above, please do not hesitate to contact me at (913) 236-2645 or by facsimile at (913) 236-1989.

Sincerely,

/s/ Daniel P. Connealy
Daniel P. Connealy
Senior Vice President and
Chief Financial Officer
Waddell & Reed Financial, Inc.

cc:	Hana Hoffmann, Securities and Exchange Commission
Brent K. Bloss, Waddell & Reed Financial, Inc.
Wendy J. Hills, Waddell & Reed Financial, Inc.
Glen J. Hettinger, Fulbright & Jaworski L.L.P.